PROCESSING
RECEIVED
FEB 28 2007
213
SEC MAIL SECTION
WASH., D.C.

BB 3/12

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

07003748

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26408

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LESKO SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 CHENANGO STREET, SECOND FLOOR
(No. and Street)

BINGHAMTON (City) NEW YORK (State) 13901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KAREN STEBBINS (607) 724-2421
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STELLA & GETTY, CPAs
(Name – *if individual, state last, first, middle name*)

3001 EAST MAIN STREET (Address) ENDWELL (City) NEW YORK (State) 13760 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES LESKO, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LESKO SECURITIES, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me this 27th day Feb, 2007

Signature

PRESIDENT

Title

Notary Public

DAVID JAMES MCCLINTOCK
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MC6150938
Qualified in Broome County
My Commission Expires August 07, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X(o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY
OF LESKO FINANCIAL SERVICES, INC.)

53 Chenango Street
Second Floor
Binghamton, New York 13901

DECEMBER 31, 2006 AND 2005

A DELAWARE CORPORATION
Organized November 5, 1980

STOCKHOLDERS	SHARES
Lesko Financial Services, Inc.	100
	===

OFFICERS

Charles Lesko, Jr. - President & Secretary

STELLA & GETTY, CPAs

LESKO SECURITIES, INC.

INDEX

STELLA & GETTY, CPAs

3001 East Main Street, Endwell, New York 13760 • (607) 757-0580 • Fax (607) 757-0583

David M. Stella, CPA

January 23, 2007

Stockholders and Board of Directors
Lesko Securities, Inc.

INDEPENDENT AUDITOR'S REPORT

We have audited the Statements of Financial Condition of Lesko Securities, Inc. (A Wholly-owned Subsidiary of Lesko Financial Services, Inc.) as of December 31, 2006 and 2005, and the related Statements of Income, Retained Earnings, Changes in Liabilities Subordinated to Claims of General Creditors, and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lesko Securities, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in schedules 1, 2 and 3 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stella & Getty

STELLA & GETTY, CPAs

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
CURRENT ASSETS		
Cash	$116,596	$129,028
Receivable From Brokers or Dealers	20,508	25,983
Mutual Fund Concessions Receivable	112,540	103,357
Accounts Receivable - Other	148	2,062
Marketable Securities (At Market, Cost $143,007 for 2006 and $126,419 for 2005 Respectively)	150,410	127,808
Deposit with Clearing Broker	10,000	10,000
Prepaid Income Taxes	5,839	-0-
Prepaid Expenses	37,025	34,652
TOTAL CURRENT ASSETS	453,066	432,890
PROPERTY		
Equipment	4,723	4,723
Less: Accumulated Depreciation	(4,723)	(4,723)
PROPERTY - NET	-0-	-0-
OTHER ASSETS		
Deferred Tax Asset	573	2,248
TOTAL OTHER ASSETS	573	2,248
TOTAL ASSETS	$453,639	$435,138

See Auditor's Report and Accompanying Notes.

EXHIBIT A
(Cont'd)

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2006 AND 2005

LIABILITIES & STOCKHOLDERS' EQUITY

	2006	2005
CURRENT LIABILITIES		
Customer Deposits Held	$ -0-	$ 15,155
Commissions Payable	93,445	84,069
Due To Parent Corp.	85,259	83,844
Accrued Expenses	455	1,767
Accrued Income Taxes	529	12,365
TOTAL CURRENT LIABILITIES	179,688	197,200
COMMITMENTS		
STOCKHOLDERS' EQUITY		
Common Stock, No Par Value; 1,000 shares authorized, 100 shares issued and outstanding	10,200	10,200
Retained Earnings	263,751	227,738
TOTAL STOCKHOLDERS' EQUITY	273,951	237,938
TOTAL LIABILITIES & EQUITY	$453,639	$435,138

See Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES		
Commissions - Securities	$ 268,091	$ 262,515
Revenues - Fee Based	13,421	21,493
Revenue from Sale of Investment Company Shares	1,696,308	1,452,895
Interest and Dividends	8,452	6,447
Miscellaneous Income	2,687	824
(Loss) on Sale of Securities	-0-	(6,755)
Unrealized (Loss) Gain on Securities	6,013	(1,909)
TOTAL REVENUES	1,994,972	1,735,510
EXPENSES		
Voting Stockholder Commissions	230,645	195,828
Registered Representatives' Commissions	776,962	695,382
Rents and Services	858,558	718,840
Regulatory Fees	19,561	16,496
Continuing Education	1,114	1,316
Insurance	17,948	8,174
Office Expenses	450	923
Professional Fees	5,634	9,716
Dues and Subscriptions	2,146	2,198
Computer Services	30,142	23,356
Exchange Fees	6,394	7,419
TOTAL EXPENSES	1,949,554	1,679,648
INCOME BEFORE PROVISION FOR TAXES	45,418	55,862
PROVISIONS FOR TAXES		
Current	7,730	13,325
Deferred	1,675	(1,788)
TOTAL TAXES ON INCOME	9,405	11,537
NET INCOME	36,013	44,325
RETAINED EARNINGS, BEGINNING OF YEAR	227,738	183,413
RETAINED EARNINGS, END OF YEAR	$ 263,751	$ 227,738

See Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

There were no liabilities subordinated to claims of General Creditors for the years ended December 31, 2006 and 2005.

See Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 36,013	$ 44,325
Adjustments to reconcile Net Income to Net Cash Provided by Operating Activities:		
Unrealized (Gain) Loss on Securities	(6,013)	1,909
Realized Loss on Securities	-0-	6,755
(Increase) in Accounts Receivable	(1,794)	(15,910)
(Increase) in Prepaid Expenses	(8,212)	(25,216)
Decrease (Increase) in Other Assets	1,675	(1,788)
(Decrease) in Deposits Held	(15,155)	(24,445)
(Decrease) Increase in Accounts Payable and Accrued Expenses	(2,357)	34,846
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,157	20,476
CASH FLOWS FROM INVESTING ACTIVITIES		
Sale of Investments	-0-	11,133
Purchase of Investments	(16,589)	(53,943)
NET CASH (USED IN) INVESTING ACTIVITIES	(16,589)	(42,810)
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowing	-0-	-0-
Repayment of Debt	-0-	-0-
NET CASH (USED IN) FINANCING ACTIVITIES	-0-	-0-
NET (DECREASE) IN CASH	(12,432)	(22,334)
CASH - BEGINNING OF YEAR	129,028	151,362
CASH - END OF YEAR	$116,596	$129,028

See Auditor's Report and Accompanying Notes.

EXHIBIT D
(Cont'd)

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2006	2005
Cash paid during the year for:		
Interest	$ -0-	$ -0-
Income Taxes	$ 23,345	$ 740

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

None to report.

DISCLOSURE OF ACCOUNTING POLICY

For purposes of the Statement Of Cash Flows, cash consists of cash in bank, cash used for trading activities, and cash invested in money market funds.

See Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Lesko Securities, Inc. is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

Method of Accounting

The Company utilizes the accrual method of accounting on a trade date basis for recording its revenues. Expenses are recorded when the expense is incurred.

Concentrations of Credit Risk

The Company sells investments primarily to customers in the Southern Tier of New York State. The Company maintains one office located in Binghamton, New York.

Cash in bank balances fluctuate during the year and can exceed federally insured amounts. Marketable securities fluctuate on a daily basis due to market risk.

Income Taxes

Income taxes are provided based on the income reported in the financial statements.

Property

Property is depreciated on the straight-line method over the estimated useful life of the related assets.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE 2 COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with Lesko Financial Services, Inc. (its parent Company), to pay Lesko Financial Services, Inc. a percentage of all revenues actually paid to the Company after allowances for commissions due registered representatives. The percentage from January 1, 2006 to April 30, 2006 was 85%, effective May 1, 2006 the service agreement was updated and the percentage was increased to 90%. The rate was 85% for the entire 2005 reporting period. This payment is in lieu of rents and payments for services including, but not limited to, secretarial, clerical, accounting and technical staff; telephone service; mailing facilities and postage costs; printing and supply costs; travel expenses; subscriptions, etc. This agreement may be terminated by either party with thirty (30) days written notice. The total amount of rents and services amounted to $858,558 and $718,840 for the years ended December 31, 2006 and 2005, respectively.

NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005, the Company had net capital of $172,671 and $142,677, respectively, which was $122,671 and $92,677, respectively, in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 1.04 to 1 in 2006 and 1.4 to 1 in 2005.

NOTE 4 TAXES ON INCOME

Deferred tax assets result from accrued commission expense not deducted for income tax purposes and a capital loss carryforward.

See Auditor's Report.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER LESKO SECURITIES, INC. as of 12/31/06

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 273,951	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			273,951	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 273,951	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 77,987	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(77,987)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 195,964	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	23,293	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(23,293)	3740
10.	Net Capital			$ 172,671	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER LESKO SECURITIES, INC. as of 12/31/06

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 11,979	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 50,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 50,000	3760
14.	Excess net capital (line 10 less 13)	$ 122,671	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 154,702	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 179,688	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 179,688	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 104	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

COMPUTATION FOR DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

The following schedules are not required:

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3

An exemption from Rule 15c3-3 is claimed based on sections (K)(2)(i), special account for exclusive benefit of customers.

See Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

RECONCILIATION OF THE COMPUTATION OF

NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2006

	Audit Report	Unaudited Part II A Filing
Total Ownership Equity from the Statement of Financial Condition	$273,951	$273,382
Reconciliation:		
Audit adjustment (due to Accrued Income and Expenses) for the year ending December 31, 2005	-0-	569
	273,951	273,951
Non-allowable Assets	(77,987)	(72,148)
Audit Adjustment - Prepaid Taxes	-0-	(5,839)
Haircuts on Securities	(23,293)	(23,293)
Audit Adjustment - Haircut	-0-	-0-
	$172,671	$172,671
	========	========

See Auditor's Report and Accompanying Notes.

STELLA & GETTY, CPAs

3001 East Main Street, Endwell, New York 13760 • (607) 757-0580 • Fax (607) 757-0583

David M. Stella, CPA

January 23, 2006

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Management
Lesko Securities, Inc.
Binghamton, NY

In planning and performing our audit of the financial statements of Lesko Securities, Inc., for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the previous paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses' as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Stella & Getty

STELLA & GETTY, CPAs

END